INTERNATIONAL ROYALTY
CORPORATION

December 6, 2004

Mr. David Fawcett
4920 Weaver Drive
Delta, BC, V4M 1R6

RE:

Binding Letter Agreement for the Purchase of 20.3% a 1.0% FOB royalty on the Wolverine Coal Licenses as described in Appendix A (herein “Coal Royalties”)

Dear Mr. Fawcett:

International Royalty Corporation (“IRC”) hereby offers to purchase from David Fawcett or any applicable affiliate thereof (the “Seller”), the Seller’s interest in the Coal Royalties described in Exhibit “A”, attached hereto, pursuant to the terms of this Letter Agreement, as may be modified under a definitive agreement entered into as hereinafter provided.  This Letter Agreement and the offer made hereto are based upon the terms and subject to the conditions set forth below.

Acknowledging that this offer is unsolicited, it has therefore been made without the benefit of reviewing certain title and other information in your possession.  We have prepared this offer using publicly available information and information provided by the Seller.  We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject.  Upon your execution of this Letter Agreement, however, it shall become a binding agreement on the Seller and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase described above and close said purchase.  This Letter Agreement and any amendments hereto shall be fully binding on the parties until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary to transactions of the type contemplated herein.

PURCHASE PRICE

IRC hereby offers to pay to the Seller a total purchase price of Cdn$1,250,000 (One Million, Two Hundred and Fifty Thousand Dollars) consisting of $312,500 case and $937,500 worth of common stock (or units, if the Initial Public Offering (herein “IPO”) includes a warrant) of IRC, priced at the price offered at the IPO of IRC currently being planned.  Said purchase price will be paid as of the closing of the Initial Public Offering.  The shares will be subject to restrictions, if any, imposed by the appropriate regulatory authorities.

CONDITIONS TO PURCHASE THE ROYALTY

Following are the conditions to which our offer to purchase the Royalty is subject:

1.

Any purchase rights or rights of refusal to which the “Coal Royalties” are subject are waived.

2.

Successful acquisition of the Voisey’s Bay 2.70% NSR royalty.

3.

Satisfactory legal due diligence verifying the interest in and to the “Coal Royalties”.

4.

Satisfactory review of all tax issues related to this transaction.

5.

Satisfactory completion of a National Instruments 43-101 report by an independent and qualified third party, to the extent required, if any.

6.

Completion of the contemplated Initial Public Offering by IRC in conjunction with a listing of IRC’s shares on a public stock exchange in Canada on or before March 15, 2005.

7.

It is intended and Fawcett will confirm that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.

8.

Formal corporate and regulatory approvals as required by the parties.

9.

Closing to occur within five business days of completion of IRC’s Initial Public Offering with IRC acting in good faith and using its best efforts to complete the financing as soon as possible.

10.

The Seller will, to the extent possible within regulatory disclosure requirements, keep the name of IRC confidential unless and until IRC consents to the release of information relating hereto.

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by IRC as transferee under subsection 85(1) of the Income Tax Act at such agreed amount as may be designated by the Seller within the limits allowed thereunder (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Coal Royalties to IRC by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement).  In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation.  Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein.  In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED THIS 6th DAY OF DECEMBER 2004

INTERNATIONAL ROYALTY CORPORATION
Per:
Name:
Title:	President and Director

ACCEPTED AND AGREED THIS <*> DAY OF OCTOBER 2004

David Fawcett

EXHIBIT A
PROPERTY DESCRIPTION

Royalties:	Mt. Speiker, Perry Creek and Hermann, collectively known as the Wolverine Group
0.203%

Land Description

Project	Property	Tenure No.	Hectares
Wolverine	Mt. Speiker	381711 to 381717, 37597, 379598 and 379600	Approx. 3,000
Wolverine	Perry Creek	379594 to 379596. 379601, 39317710 383179 and three other licences under application	Approx 3,000
Wolverine	Hermann	383180 to 383113	Approx. 1,200
Brazion	Brazion	366054, 366091 to 366093	Approx. 1,000
Brazion	West Brazion	379579 to 379582 and 379585	Approx 2,500